September 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Perrigo Company Limited
Registration Statement on Form S-4
Filed August 28, 2013
File No. 333-190859

Ladies and Gentlemen:

This letter responds to the letter, dated September 10, 2013, to Todd W. Kingma, Esq., Executive Vice President, General Counsel and Secretary of Perrigo Company, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed with the Commission on August 28, 2013 by Perrigo Company Limited (“Perrigo” or the “Company”). Perrigo is delivering with this letter 5 courtesy copies of Amendment No. 1 to the Form S-4, filed on the date hereof (“Amendment No. 1”), marked to show the revisions Perrigo has made in response to the Staff’s comments, as well as certain other changes to the Registration Statement. For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in Amendment No. 1.

1.

We note that the fairness opinions provided by Citigroup and Morgan Stanley, as included in Annexes F and G, include language indicating that the opinions are “not intended to be relied upon or confer and rights or remedies upon any third party for any purpose whatsoever, including, without limitation, employees, advisers, creditors or shareholders or other holders of equity or debt securities of Elan.” We also note similar disclosure regarding this limitation under “Opinion of Citigroup Global Markets Limited” in your registration statement. Please revise the opinions and related disclosure to delete these limitations on reliance as they are inconsistent with disclosures relating to the opinion. Alternatively, disclose the basis for

Securities and Exchange Commission

September 13, 2013

Citigroup’s and Morgan Stanley’s belief that shareholders cannot rely upon the opinion to support any claims against Citigroup and Morgan Stanley arising under applicable state law (e.g., the inclusion of an express disclaimer in Citigroup’s and Morgan Stanley’s engagement letter with Elan’s board of directors). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Citigroup and Morgan Stanley would have no effect on the rights and responsibilities of either Citigroup or Morgan Stanley or the board of directors under the federal securities laws.

Response:

In Amendment No. 1, the disclosure has been revised on pages 83, 89 and 97 and in the opinions included as Annexes F and G as requested by the Staff.

2.	Disclose that Morgan Stanley has consented to use of its opinion in the document and provide Morgan Stanley’s consent as an exhibit.

Response:

In Amendment No. 1, the consent of Morgan Stanley has been included in Exhibit 99.3 and Annex G has been revised, as requested by the Staff.

In addition to the above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s declaring the filing effective does not relieve the Company of this responsibility;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

September 13, 2013

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4000 or veeraraghavank@sullcrom.com or Matthew G. Hurd at (212) 558-4000 or hurdm@sullcrom.com.

Very truly yours,

/s/ Krishna Veeraraghavan
Krishna Veeraraghavan

cc:	Todd W. Kingma
(Perrigo Company)

Christopher T. Cox
Gregory P. Patti, Jr.
(Cadwalader, Wickersham & Taft LLP)

Matthew G. Hurd
(Sullivan & Cromwell LLP)